May 1, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, AmericaFirst Securities, Inc., the principal underwriter, and on behalf of the issuer, as the Depositor, hereby requests that the registration statement filed on Form S-6, as amended, for AmericaFirst Quantitative Trust (File No. 333-181979) be accelerated and declared effective before 4:00 p.m. ET on May 1, 2013, or as soon thereafter as is reasonably practicable.

Very truly yours,

AmericaFirst Quantitative Trust,

AmericaFirst Defensive Growth &

Income Portfolio (Series One)

By: AmericaFirst Securities, Inc.

By: /s/ Robert Roach                         .

Robert Roach

Chief Compliance Officer and Chief Financial Officer